Exhibit (a)(16)

STATE OF MINNESOTA	IN DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

BRAD BJORKLUND and KARL A. LACHER, individually and on behalf of all others similarly situated,	Court File No.

Plaintiff,	CLASS ACTION COMPLAINT

v.

ROBERT SWITZ, WILLIAM SPIVEY, JOHN WUNSCH, JOHN BOYLE, LARRY WANGBERG, MICKEY FORET, JOHN REHFELD, LOIS MARTIN, KRISH PRABHU, DAVID ROBERTS, and ADC TELECOMMUNICATIONS, INC.,

Defendants.

Plaintiffs, by their attorneys, allege upon information and belief, except for their own acts, which are alleged on knowledge, as follows:

1.                                       Plaintiffs bring this action on behalf of the public stockholders of ADC Telecommunications, Inc. (“ADC” or the “Company”) against ADC and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which Tyco Electronics Ltd. and Tyco Electronics Minnesota, Inc. (collectively “Tyco”) seek to acquire all of the outstanding shares of ADC through a cash tender offer by means of an unfair process and for an unfair price of $12.75 for each share of ADC common stock (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $1.25 billion.

PARTIES

2.                                       Plaintiffs are, and have been at all relevant times, the owner of shares of common stock of ADC.

3.                                       ADC is a corporation organized and existing under the laws of the State of Minnesota. It maintains its principal corporate offices at 13625 Technology Drive, Eden Prairie, Minnesota 55344, and provides broadband communications network infrastructure products and related services worldwide.

4.                                       Defendant Robert Switz (“Switz”) has been the President, Chief Executive Officer, and a director of the Company since 2003 and Chairman of the Board of the Company since 2008.

5.                                       Defendant William Spivey (“Spivey”) has been a director of the Company since 2009.

6.                                       Defendant John Wunsch (“Wunsch”) has been a director of the Company since 1991.

7.                                       Defendant John Boyle (“Boyle”) has been a director of the Company since 1999.

8.                                       Defendant Larry Wangberg (“Wangberg”) has been a director of the Company since 2001.

9.                                       Defendant Mickey Foret (“Foret”) has been a director of the Company since 2003.

10.                                 Defendant John Rehfeld (“Rehfeld”) has been a director of the Company since 2004.

11.                                 Defendant Lois Martin (“Martin”) has been a director of the Company since 2004.

12.                                 Defendant Krish Prabhu (“Prabhu”) has been a director of the Company since 2008.

13.                                 Defendant David Roberts (“Roberts”) has been a director of the Company since 2008.

14.                                 Defendants referenced in ¶¶ 4 through 13 are collectively referred to as Individual Defendants and/or the ADC Board. The Individual Defendants as officers and/or directors of ADC, have a fiduciary relationship with Plaintiffs and other public shareholders of ADC and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

THE INDIVIDUAL DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

15.                                 By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of ADC and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

16.                                 Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a)                                  adversely affects the value provided to the corporation’s shareholders;

(b)                                 favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)                                  contractually prohibits them from complying with their fiduciary duties;

(d)                                 will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)                                  will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

17.                                 In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a)                                  participating in any transaction where the Individual Defendants’ loyalties are divided;

(b)                                 participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)                                  unjustly enriching themselves at the expense or to the detriment of the public shareholders.

18.                                 Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiffs and other public shareholders of ADC, or are aiding and abetting others in violating those duties.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

19.                                 In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

20.                                 During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Tyco to attempt to eliminate the public shareholders’ equity interest in ADC pursuant to a defective sales process, and (ii) permit Tyco to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

21.                                 Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

22.                                 Plaintiffs bring this action on its own behalf and as a class action on behalf of all owners of ADC common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

23.                                 This action is properly maintainable as a class action for the following reasons:

(a)                                  the Class is so numerous that joinder of all members is impracticable. As of July 14, 2010, ADC had approximately 96.99 million shares outstanding.

(b)                                 questions of law and fact are common to the Class, including, inter alia, the following:

(i)                                     Whether the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;

(ii)                                  Whether the Individual Defendants, in connection with the Proposed Transaction of ADC by Tyco, are pursuing a course of conduct that does not maximize ADC’s value in violation of their fiduciary duties;

(iii)                               Whether ADC aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv)                              Whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c)                                  Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d)                                 Plaintiffs’ claims are typical of those of the other members of the Class.

(e)                                  Plaintiffs have no interests that are adverse to the Class.

(f)                                    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g)                                 Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

Company Background, its Recent Strong Performance, and its Poise for Growth

24.                                 ADC is a leading global provider of broadband communications network infrastructure products and related services. The Company’s products offer comprehensive solutions that enable the delivery of high-speed Internet, data, video and voice communications over wireline, wireless, cable, enterprise and broadcast networks. These products include fiber-optic, copper and coaxial based frames, cabinets, cables, connectors and cards, wireless capacity and coverage solutions, network access devices and other physical infrastructure components. ADC has customers in more than 130 countries and has annual sales of approximately $1.15 billion.

25.                                 As stated in one article issued by Motley Fool, dated February 16, 2010, this Company “is positioned very well for the boom in wireless technology. With sales all over the world, this company will benefit from broadband and wireless infrastructure development for years to come.” For example, the Company has recently seen substantial growth in China due to Chinese government investment in the country’s 3G network. During the Company’s 11-month fiscal 2009, the Company’s revenues in China increased 74.7% as compared to fiscal 2008.

26.                                 On February 8, 2010, the Company announced its financial results for the first quarter ending January 1, 2010. In the press release announcing the results, Defendant Switz commented on the Company’s strong quarter, stating:

ADC’s strong first quarter results demonstrate the positive impact of our ongoing efforts to streamline operations... We delivered very good gross margins, managed operating expenses effectively in the face of what remains a challenging CAPEX-spending environment, and bolstered our already strong liquidity position. Based on these results, we’re pleased with the continued improvements in our financial performance and expect to demonstrate further progress as we move through fiscal 2010. As we continue to realize the benefits of our improved operations, we expect to drive additional earnings power by maintaining our commitment to creating a more effective and efficient organization... We also are making strategic gains in the marketplace with our focus on the areas of greatest opportunity in fiber and wireless networks worldwide, exhibited in part by the strength of our business in China and a significant sequential increase in wireless sales in the first quarter.

27.                                 On May 5, 2010, ADC announced its results for the second quarter ending April 2, 2010. Among the financial highlights, the Company reported that net sales for the quarter rose 6.8% to $274.0 million, compared to $256.6 million for the second quarter of fiscal 2009 and increased 3.2% compared to $265.6 million for the first quarter of 2010. The Company reported second quarter gross margin of 36.5 percent compared to a gross margin of 32.3 percent during the same quarter of last year and 34.7 percent in the previous quarter. This margin improvement was driven primarily by the company’s successful, ongoing efforts to increase efficiency across its operating cost structure, higher volume and a slightly favorable product mix.

28.                                 In the press release announcing the results, Defendant Switz commented on the Company’s outstanding quarter, stating:

We are pleased with ADC’s strong financial performance in the second quarter... Our results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADC is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year. In addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADC’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter.

(Emphasis added).

29.                                 As stated in an article on Businessweek.com commenting on the Proposed Transaction, Swift “has said [ADC] will report sales growth in the second half of this year as phone companies invest in a new generation of network technology and add capacity to wireless networks.”

The Proposed Transaction is Unfair

30.                                 Despite its promise and poise for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated July 13, 2010, the Company announced that it had entered into a merger agreement with Tyco, stating:

SCHAFFHAUSEN, Switzerland, and EDEN PRAIRIE, MN — July 13, 2010 — Tyco Electronics (NYSE: TEL) and ADC (NASDAQ: ADCT) announced today a definitive agreement under which Tyco Electronics will acquire ADC for $12.75 per share in cash, or an enterprise value of approximately $1.25 billion. The transaction is expected to be accretive by approximately $0.14 per share in the first full year after closing excluding acquisition-related costs. It will position Tyco Electronics’ Network Solutions segment as a leading global provider of broadband connectivity products to carrier and enterprise networks around the world.

Tom Lynch, Chief Executive Officer of Tyco Electronics, said, “This is a very exciting time for our company and ADC is a great fit as we continue to execute our strategy to create strong leadership positions in all of our connectivity businesses. Consumers and enterprises want access to high-speed video and data wherever they are, on whatever devices they are using—from smart phones to HD and 3-D televisions to computers with advanced video-conferencing capabilities. The combination of

ADC and Tyco Electronics creates an industry leader, with the scope and geographic scale to help customers deliver needed capacity, from the core of the network all the way to the end user.”

* * *

The transaction is structured as a tender offer to be followed as soon as possible by a merger. The transaction is subject to customary closing conditions, including the tender of a majority of ADC shares and regulatory approvals, and is expected to close in the fourth calendar quarter 2010.

31.                                 One analyst on Dailyfinance.com, in an article dated July 13, 2010, notes that the Proposed Transaction “price tag is still well below the levels of a couple years ago, when ADC’s stock was trading over $17.”

32.                                 In the same article, the analyst describes how ADC has successfully combated the recession, and is now poised for growth. As stated in the article,

[T]o deal with the recession, ADC took major steps to lower operating costs. Some of the moves included a workforce reduction, facility consolidation and the relocation of resources into lower cost locations. But now it looks like the market environment is starting to improve, with strength in all the segments for ADC. More importantly, the long-term looks promising as the appetite for broadband continues to grow.

(Emphasis added).

33.                                 The Dailyfinance.com analyst concluded that the deal “will certainly be a nice fit in Tyco’s network solution business, which has massive scale, with about $10 billion in revenues.”

34.                                 Further, at least one Wall Street analyst had a price target of $13.00 per share before the Proposed Transaction was announced.

35.                                 Tom Lynch (“Lynch”), Tyco’s CEO was ecstatic about the great deal Tyco was getting. As stated by Lynch in an ADC town hall webcast given on July 14, 2010:

We are excited about the product line, we are really excited about the wireless, the DAS business you are building. We think this is an incredible, incredibly high growth potential area in telecom and we have no capability there. And frankly, it’s not the kind of capability you can just decide to go out, and even if we said, ‘Here’s 100 engineers, go build a system,’— because you know it doesn’t work that way. It takes this collective know-how of how systems work and everything else. And so we felt this was a strategic, a really strategic hole for our business. So we are really excited about that as well.

36.                                 Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. ADC shareholders are being cashed out at the unfairly low price of $12.75 per share, which doesn’t adequately take into account the tremendous growth potential for ADC. Accordingly, Tyco is picking up ADC at the most opportune time, at a time when ADC is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

The Preclusive Deal Protection Devices

37.                                 In addition, on July 13, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

38.                                 By way of example, §7.04 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Tyco. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Tyco.

39.                                 Pursuant to §7.04 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Tyco of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Tyco is granted three business days to amend the terms of the Merger Agreement to make a counter-offer that only needs to be at least as favorable to the Company’s shareholders as the unsolicited offer. Tyco is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

40.                                 In other words, the Merger Agreement gives Tyco access to any rival bidder’s information and allows Tyco a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Tyco, because the Merger Agreement unfairly assures that any “auction” will favor Tyco and piggy-back upon the due diligence of the foreclosed second bidder.

41.                                 In addition, the Merger Agreement provides that a termination fee of $38,000,000 must be paid to Tyco by ADC if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

42.                                 Finally, Tyco is also the beneficiary of a “Top-Up” provision that ensures that Tyco gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Tyco receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Tyco fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Tyco an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Tyco’s first-in position.

43.                                 Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Tyco’s inadequate offer price.

44.                                 Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)

45.                                 Plaintiffs repeat all previous allegations as if set forth in full herein.

46.                                 As Directors of ADC, the Individual Defendants stand in a fiduciary relationship with Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize ADC’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

47.                                 As discussed herein, the Individual Defendants have breached their fiduciary duties to ADC shareholders by failing to engage in an honest and fair sale process.

48.                                 As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ADC’s assets and will be prevented from benefiting from a value-maximizing transaction.

49.                                 Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the detriment of the Class and causing plaintiffs to suffer irreparable harm.

50.                                 Plaintiffs and the Class have no adequate remedy at law.

COUNT II
Aiding and Abetting
(Against ADC)

51.                                 Plaintiffs repeat all previous allegations as if set forth in full herein.

52.                                 As alleged in more detail above, ADC is well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendant ADC aided and abetted the Individual Defendants’ breaches of fiduciary duties.

53.                                 As a result, Plaintiffs and the Class members are being harmed.

54.                                 Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:

(A)                                            declaring this action to be a class action and certifying Plaintiffs as the Class representatives and their counsel as Class counsel;

(B)                                              enjoining, preliminarily and permanently, the Proposed Transaction;

(C)                                              in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;

(D)                                             directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                                               awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and

(F)                                               granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

ACKNOWLEDGMENT

Plaintiffs, Brad Bjorklund and Karl A. Lacher individually and on behalf of all others similarly situated, hereby acknowledge that sanctions may be imposed under the circumstances set forth in Minn. Stat. § 549.211.

Dated: July 20, 2010		BASSFORD REMELE, P. A.

	By:	/s/ David E. Camarotto
David E. Camarotto (No. 307208)
33 South Sixth Street, Suite 3800
Minneapolis, MN 55402
Tel: (612) 333-3000; Fax: (612) 746-1218
dcamarotto@bassford.com

Liaison Counsel
LEVI & KORSINSKY, LLP
Joseph Levi, (to be admitted pro hac vice)
Shannon L. Hopkins, (to be admitted pro hac vice)
30 Broad Street, 15th Floor
New York, NY 10004
Tel (212) 363-7500; Fax (212) 363-7171

Counsel for Plaintiffs